UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$114,067,450	$8,133

*   Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.71 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec as of , the most recent practicable date.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (the “Statement”) relates to the offer by Foster Thomas Company, a West Virginia corporation (“Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), to purchase all of the issued and outstanding common stock, $1.00 par value per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (the “Company”), at a purchase price of $11.71 per share, net to the seller in cash and without interest thereon. Following successful tender of a number of the Company’s Shares equal to sixty-five percent of the sum of (i) the aggregate number of shares outstanding immediately prior to the acceptance of the Shares plus (ii) the aggregate number of Shares issuable upon exercise of any option, warrant or other right to acquire capital stock of the Company outstanding immediately prior to the acceptance of the Shares. Purchaser will merge with and into the Company, with the Company to be the surviving entity and a wholly-owned subsidiary of Parent. The terms and conditions of the offer and merger are described in the Offer to Purchase, dated February 26, 2010 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A).
     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.
Item 1. Summary Term Sheet.
This information contained in the Offer to Purchase under the section entitled “Summary Term Sheet” is incorporated by reference herein.
Item 2. Subject Company Information.
(a) The subject company and issuer of the securities subject to the offer is Portec Rail Products, Inc., a West Virginia corporation. Its principal executive office is located at 900 Old Freeport Road, Pittsburgh, PA, 15238 and its telephone number is (412) 782-6000.
(b) This Statement relates to the offer by Purchaser to purchase all of the issued and outstanding Shares for $11.71 per share net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal. The Company has advised us that as of February 16, 2010, there were 9,602,029 Shares issued and outstanding and 139,000 Shares issuable upon exercise of currently outstanding options issued under the Company’s 2006 stock option plan.
(c) The information concerning the principal market in which the Shares are trading and the high and low sales prices for the Shares in the principal market is set forth in the Offer to Purchase in the section entitled “Price Range of the Shares; Dividends”, and is incorporated by reference herein.
Item 3. Identity and Background of Filing Person.
(a), (b), (c) The information set forth in the section entitled “Information Concerning L.B. Foster and Purchaser” in the Offer to Purchase, and Schedule I thereto, is incorporated by reference herein.
Item 4. Terms of the Transaction.
(a)(1)(1)-(xii)
     The information set forth in the Offer to Purchase under the sections entitled “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United States Federal Income Tax Consequences” “Certain Effects of the Offer” and “Conditions of the Offer” is incorporated by reference herein.
(a)(2)(i)-(vii)
     The information set forth in the Offer to Purchase under the sections entitled “Introduction,” “Terms of the Offer,” “Certain Material United States Federal Income Tax Consequences “ and “Purpose; Plans for Portec” “Transaction Agreements,” and “Appraisal Rights” is incorporated by reference herein.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the Offer to Purchase under the sections entitled “Introduction,” “Information Concerning L.B. Foster and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Portec,” “Purpose; Plans for Portec” and “Transaction Agreements” is incorporated by reference herein.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a), (c)(1)-(7) The information set forth in the Offer to Purchase under the section entitled “Introduction,” “Purpose; Plans for Portec,” “Certain Effects of the Offer,” and “Transaction Agreements” is incorporated by reference herein.
Item 7. Source and Amount of Funds or Other Consideration.
(a), (b) The information set forth in the Offer to Purchase under the section entitled “Source and Amount of Funds” is incorporated by reference herein.
(d) L.B. Foster does not expect to finance the transaction with any borrowed funds.
Item 8. Interest in Securities of the Subject Company.
The information set forth in the Offer to Purchase under the sections entitled “Information Concerning L.B. Foster and Purchaser,” and “Transaction Agreements” is incorporated by reference herein.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the Offer to Purchase under the section “Fees and Expenses” is incorporated by reference herein.
Item 10. Financial Statements.
(a), (b) Not applicable.
Item 11. Additional Information.
(a)(1) The information set forth in the Offer to Purchase under the sections entitled “Background of the Offer; Past Contacts or Negotiations with Portec,” “Transaction Agreements” and “Purpose; Plans for Portec” is incorporated by reference herein.
(a)(2), (3) The information set forth in the Offer to Purchase under the sections entitled “Conditions of the Offer,” “Legal Matters; Required Regulatory Approvals,” “Purpose; Plans for Portec” and “Miscellaneous” is incorporated by reference herein.
(a)(4) The information set forth in the Offer to Purchase under the section entitled “Certain Effects of the Offer” is incorporated by reference herein.
(a)(5) None.
(b) The information set forth in the Offer to Purchase is incorporated by reference herein.
Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9*

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by L.B. Foster Company and Portec Rail Products, Inc. on February 17, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L.B. Foster Company on February 17, 2010

(a)(5)(B)	Form of Summary Advertisement published in the Investor’s Business Daily on February 26, 2010

(d)(1)	Agreement and Plan of Merger, among L.B. Foster Company, Foster Thomas Company, a wholly-owned subsidiary of L.B. Foster Company, and Portec Rail Products, Inc., dated as of February 16, 2010, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L.B. Foster Company on February 17, 2010

(d)(2)	Form Tender and Voting Agreement, among L.B. Foster Company, Foster Thomas Company, a wholly-owned subsidiary of L.B. Foster Company, and certain shareholders of Portec Rail Products, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by L.B. Foster Company on February 17, 2010

(d)(3)	Confidentiality, Non-Disclosure and Exclusive Negotiation Agreement and amendments thereto

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY

Date: February 26, 2010	By:	/s/ Stan L. Hasselbusch

	Name:	Stan L. Hasselbusch
	Title:	President & CEO

FOSTER THOMAS COMPANY

Date: February 26, 2010	By:	/s/ Stan L. Hasselbusch

	Name:	Stan L. Hasselbusch
	Title:	President & CEO

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9*

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by L.B. Foster Company and Portec Rail Products, Inc. on February 17, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L.B. Foster Company on February 17, 2010

(a)(5)(B)	Form of Summary Advertisement published in the Investor’s Business Daily on February 26, 2010

(d)(1)	Agreement and Plan of Merger, among L.B. Foster Company, Foster Thomas Company, a wholly-owned subsidiary of L.B. Foster Company, and Portec Rail Products, Inc., dated as of February 16, 2010, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L.B. Foster Company on February 17, 2010

(d)(2)	Form Tender and Voting Agreement, among L.B. Foster Company, Foster Thomas Company, a wholly-owned subsidiary of L.B. Foster Company, and certain shareholders of Portec Rail Products, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by L.B. Foster Company on February 17, 2010

(d)(3)	Confidentiality, Non-Disclosure and Exclusive Negotiation Agreement and amendments thereto

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders